UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

PERFORMANCE SPORTS GROUP LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71377G100

(CUSIP Number)

Cameron Olsen
Unit A, Brook Park East
Shirebrook
NG20 8RY
United Kingdom
+44 845 1299 289

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71377G100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sports Direct International plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER *
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER *
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14	TYPE OF REPORTING PERSON CO

*Beneficial ownership is disclaimed as interests are economic interests held through contracts for differences, the terms of which do not confer voting rights or dispositive power.

Item 1. Security and Issuer

Common Stock

Performance Sports Group Ltd.

100 Domain Drive

Exeter, NH 03833

Item 2. Identity and Background

Name: Sports Direct International plc

Place of organization: United Kingdom

Principal business: Sports retailer and owner of sport, fashion and lifestyle brands

Address: Sports Direct International plc, Unit A Brook Park East, Shirebrook NG20 8RY, United Kingdom

Convictions: None

Judgments, orders and decrees with respect to US federal or state securities laws: None

Item 3. Source and Amount of Funds or Other Consideration

The economic interests in the shares of Common Stock of the Issuer (the “Shares”) were acquired pursuant to the contracts for differences (“CFDs”) entered into with Monecor (London) Limited, trading as ETX Capital, (“ETX Capital”) listed in Item 5 below. The source of funds for the acquisition of such interests is working capital.

Item 4. Purpose of Transaction

The purpose of the acquisition of the CFDs is for investment, consistent with other investments made by the Reporting Person in the sector in which it operates. Depending on market conditions, including by reference to available volume and price volatility, as well as other factors, the Reporting Person may take such further actions with respect to the Shares of the Issuer as it deems appropriate. This may include, but is not limited to, purchasing additional interests in the Shares, selling some or all of its interests in the Shares, engaging in any other transactions with respect to the Shares (in all cases whether directly or indirectly) and/or making proposals to the Issuer with respect to changes to the assets, business operations, capitalization or corporate structure of the Issuer. The Reporting Person does not expect to amend the Schedule 13D with respect to any such potential actions, unless and until such time as required by applicable law.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person has an indirect economic interest in 2,500,000 Shares, representing a 5.49% economic interest in the Shares. Such interest is held through the CFDs with ETX Capital listed in paragraph (c) of this Item 5.

(b) Pursuant to the CFDs, the Reporting Person does not have the power to vote or direct the vote, or power to dispose or direct the disposition, of any of the Shares and, accordingly, beneficial ownership is disclaimed pursuant to Rule 13d-4.

(c) The following table lists each of the purchases and sales by the Reporting Person of CFDs in respect of the Shares during the past 60 days. Each of these CFDs were entered into with ETX Capital and provide that the parties will exchange the difference in the value of the Shares at the time at which the contract is agreed and the time at which it is closed. There were no other transactions effected by the Reporting Person in the Shares or other indirect interests in the Shares during this period.

Date of transaction	Type of transaction	Number of Shares subject to the CFD	Price per Share at the time CFD agreed
15 June 2016	Purchase	45,450	310.28
16 June 2016	Purchase	80,019	301.20
17 June 2016	Purchase	38,845	302.17
20 June 2016	Purchase	50,050	311.85
21 June 2016	Purchase	45,526	300.29
22 June 2016	Purchase	38,500	299.81
23 June 2016	Purchase	31,000	301.68
24 June 2016	Purchase	55,936	293.46
27 June 2016	Purchase	100,000	280.74
28 June 2016	Purchase	36,053	289.99
29 June 2016	Purchase	25,965	299.22
30 June 2016	Purchase	20,150	299.86
05 July 2016	Purchase	51,541	294.73
06 July 2016	Purchase	31,687	298.30
07 July 2016	Purchase	35,795	293.15
08 July 2016	Purchase	31,000	295.79
13 July 2016	Purchase	27,000	299.09
14 July 2016	Purchase	3,100	300.50
22 July 2016	Purchase	8,750	300.30
15 August 2016	Purchase	34,500	275.77
15 August 2016	Purchase	100,000	194.95
15 August 2016	Purchase	130,000	170.39
15 August 2016	Purchase	50,900	145.81
16 August 2016	Sale	50,900	204.99

(d) Not known.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2016

Sports Direct International plc

By: /s/ Cameron Olsen

       Name: Cameron Olsen

       Title: Company Secretary